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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                   Video Services Corporation
(formerly known as International Post Limited)
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of Class of Securities)

                           92656U 10 7
                         (CUSIP Number)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         August 27, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of  Pages
                  List of Exhibits is on Page
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                          SCHEDULE 13D

CUSIP No. 92656U 10 7                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Louis H. Siracusano

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               3,352,882

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               3,352,882

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,352,882

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.33%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

CUSIP No. 92656U 10 7                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Arnold P. Ferolito

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               3,350,382

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               3,350,382

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,350,382

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.31%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

CUSIP No. 92656U 10 7                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Donald H. Buck

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               525,681

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               525,681

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          525,681

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.97%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D



Item 1.   Security and Issuer

          The initial filing on this Schedule 13D was filed with the U.S. Securities and Exchange Commission ("SEC") on June 27, 1997, by Video Services Corporation, a New Jersey corporation ("Video"); Louis H. Siracusano, a citizen of the United States of America ("LS"); Arnold P. Ferolito, a citizen of the United States of America ("AF"); and Donald H. Buck, a citizen of the United States of America ("DB") (LS, AF and DB collectively, the "Reporting Persons") and the same is hereby amended to furnish the additional information set forth herein. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D previously filed by the Reporting Persons. On August 27, 1997, Video merged with and into the Issuer, which has been renamed Video Services Corporation. As a result of the Merger, Video is no longer a Reporting Person hereunder. The resale by the Reporting Persons of the shares of the Issuer issued pursuant to the Merger have been registered with the SEC on Form S-3.

Item 4.   Purpose of Transaction

          Item 4 is hereby amended as follows:

          In connection with the Merger, LS, AF and DB entered into the Stock Resale Agreement, the Tag-Along Rights Agreement, the Losses Escrow Agreement (as defined and more fully described in Item 6), the Stockholders' Escrow Agreement (as defined and more fully described in Item 6), the Stockholders' Agreement (as defined and more fully described in Item 6), the Elkes Option (as defined and more fully described in Item 6) and the Gorman Option(as defined and more fully described in Item 6). In addition, the Issuer entered into an employment agreement with Donald H. Buck (the "Buck Employment Agreement") (as more fully described in Item
6) and an employment agreement with Louis H. Siracusano (the "Siracusano Employment Agreement") (as more fully described in Item
6).

          The Buck Employment Agreement, the Siracusano Employment Agreement, the Losses Escrow Agreement, the Stockholders' Escrow Agreement, the Stockholders' Agreement, the Elkes Option and the Gorman Option referred to in this Item 4 and in Item 6 of this
Schedule 13D are incorporated herein by reference and the descriptions of such agreements are qualified in their entirety by the agreements themselves which are listed in Item 7 as Exhibits 8, 9, 10, 11, 12, 13 and 14 respectively.

          Following the Merger, LS became the President and Chief Executive Officer of the Issuer and DB became the Vice-President of the Issuer. In connection with the Merger and related transactions, LS may be deemed to have incurred liability for the payment of taxes in the amount of approximately $300,000. LS intends to dispose of a portion of the IPL Shares received in the Merger in the near term in order to generate proceeds (together with any taxes applicable to such sales transactions) to pay such taxes. DB has no present intention to dispose of any of his IPL Shares. AF intends to seek to dispose of a portion of his IPL Shares from time to time following the date hereof at such time as the opportunity exists to obtain prices for such IPL Shares as are then deemed satisfactory to him.

          Each Reporting Person reserves the right to acquire additional IPL Shares from time to time (through open market or privately negotiated transactions or otherwise) or to sell, transfer, pledge or otherwise dispose of all or any portion of such shares from time to time as such person deems appropriate. The Reporting Persons intend to review on a regular basis their investment in the Issuer and the Issuer's business affairs and financial position, as well as price levels of the IPL Shares, securities markets and general economic and industry conditions. Each of the Reporting Persons reserves his respective right to act in respect of his investment in the Issuer in accordance with his best judgment in light of the circumstances existing at the time. The Reporting Persons further reserve the right to act in concert with any other person for a common purpose should they determine to do so.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended as follows:

          (a) - (b) On the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 7,228,945 IPL Shares, representing approximately 54.61% of the IPL Shares outstanding. 7,223,445 IPL Shares were issued to the Reporting Persons in connection with the Merger (which number included 212,096 IPL Shares which replaced an equal number of IPL Shares owned by Video and canceled upon the Merger.)

          LS has sole voting power and sole dispositive power of 3,352,882 IPL Shares. 322,294 of these IPL Shares are held in escrow pursuant to the Stockholders Escrow Agreement, 878,186 of these IPL Shares are held in escrow pursuant to the Losses Escrow Agreement and 14,616 of these IPL Shares are held in escrow pursuant to each of the Elkes Option and the Gorman Option, respectively.

          AF has sole voting power and sole dispositive power with
regard to 3,350,382 IPL Shares.   322,294 of these IPL Shares are
held in escrow pursuant to the Stockholders Escrow Agreement, 878,186 of these IPL Shares are held in escrow pursuant to the Losses Escrow Agreement and 14,616 of these IPL Shares are held in escrow pursuant to each of the Elkes Option and the Gorman Option, respectively.

          DB has sole voting and dispositive power with regard to 525,681 IPL Shares. 16,941 of these IPL Shares are held in escrow pursuant to the Stockholders Escrow Agreement, 137,568 of these IPL Shares are held in escrow pursuant to the Losses Escrow Agreement and 768 of these IPL Shares are held in escrow pursuant to each of the Elkes Option and the Gorman Option, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          LS entered into a four year employment agreement with the Issuer dated as of August 26, 1997 (the "Siracusano Employment
Agreement") pursuant to which he has become the President and Chief Executive Officer of the Issuer.

          DB entered into a three year employment agreement with the Company dated as of August 26, 1997 (the "Buck Employment
Agreement") pursuant to which he has become the Vice President of the Issuer.

          The Reporting Persons have entered into an escrow agreement dated as of August 26, 1997 with IBJ Schroder Bank & Trust Company (the "Losses Escrow Agreement") which provides that 878,186 IPL Shares owned by LS, 137,568 IPL Shares owned by DB and 878,186 IPL Shares owned by AF will be held in escrow to satisfy the Reporting Persons' obligations to indemnify the Issuer for any costs due to breaches, if any, of the representations and warranties of Video or the Reporting Persons set forth in the Merger Agreement.

          The Reporting Persons have entered into an agreement dated as of August 26, 1997 (the "Stockholders' Agreement") pursuant to which they may from time to time grant options to purchase 661,529 IPL Shares to management and certain employees of Video (322,294 IPL Shares owned by LS, 322,294 IPL Shares owned by AF and 16,941 IPL Shares owned by DB). In connection with the Stockholders' Agreement, the Stockholders have entered into an escrow agreement (the "Stockholders Escrow Agreement") pursuant to which they have deposited all of these 661,529 IPL Shares in escrow. The law firm of Gordon Altman Butowsky Weitzen Shalov & Wein has agreed to act as escrow agent pursuant to a Stockholders' Escrow Agreement dated as of August 26, 1997.

          The Reporting Persons entered into an option agreement dated as of August 26, 1997 with Terrence A. Elkes (the "Elkes Option") and an option agreement dated as of August 26, 1997 with Kenneth F. Gorman (the "Gorman Option") pursuant to which each of Elkes and Gorman was granted an option to purchase an aggregate of 30,000 IPL Shares. The IPL Shares granted under these option agreements are being held in escrow. 14,616 of the IPL Shares subject to the Elkes Option and 14,616 of the IPL Shares subject to the Gorman Option are owned by LS, 14,616 of the IPL Shares subject to the Elkes Option and 14,616 of the IPL Shares subject to the Gorman Option are owned by AF and 768 of the IPL Shares subject to the Elkes Option and 768 of the IPL Shares subject to the Gorman Option are owned by DB.

Item 7.   Material To Be Filed As Exhibits.

          Item 7 is hereby amended as follows:

Exhibit 8. Employment Agreement dated as of August 26, 1997 between Video Services Corporation and Donald H.
               Buck.

Exhibit 9. Employment Agreement dated as of August 26, 1997 between Video Services Corporation and Louis H.
               Siracusano.

Exhibit 10. Losses Escrow Agreement dated as of August 26, 1997 among International Post Limited, Louis H.
               Siracusano, Arnold P. Ferolito, Donald H. Buck and
               IBJ Schroder Bank & Trust Company.

Exhibit 11.    Stockholders' Escrow Agreement dated as of August
               26, 1997 among Louis H. Siracusano, Arnold P.
               Ferolito, Donald H. Buck and Gordon Altman Butowsky Weitzen Shalov & Wein.

Exhibit 12. Stockholders' Agreement dated as of August 26, 1997 among Louis H. Siracusano, Arnold P. Ferolito and
               Donald H. Buck.

Exhibit 13. Option Agreement dated as of August 26, 1997 between Terrence A. Elkes, Louis H. Siracusano,
               Arnold P. Ferolito and Donald H. Buck.

Exhibit 14. Option Agreement dated as of August 26, 1997 between Kenneth F. Gorman, Louis H. Siracusano,
               Arnold P. Ferolito and Donald H. Buck.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  __________, 1997

/s/ Louis H. Siracusano
Louis H. Siracusano


/s/ Arnold P. Ferolito
Arnold P. Ferolito


/s/ Donald H. Buck
Donald H. Buck